April 25, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	American Physicians Service Group, Inc.
American Physicians Insurance Company
Post-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed April 2, 2007
Registration No. 333-137012

Ladies and Gentleman:

American Physicians Service Group, Inc. (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (the “Original Post-Effective Amendment”) (Registration Statement No. 333-137012), filed by the Company with the Securities and Exchange Commission on April 2, 2007. Immediately following this withdrawal, we will file a replacement Post-Effective Amendment No. 1 to Registration Statement on Form S-4 dated as of the date hereof (the “New Post-Effective Amendment”).

The Original Post-Effective Amendment was incorrectly filed as submission type S-4 POS and is being withdrawn and replaced, at the request of the Commission, with the New Post-Effective Amendment, which will be filed as submission type POS AM. No shares were issued pursuant to the Original Post-Effective Amendment. The shares registered pursuant to the Registration Statement on Form S-4 (Registration Statement No. 333-137012) remain issued and outstanding.

If you have any questions regarding this request for withdrawal, please contact Jessica Payne at Akin Gump Strauss Hauer & Feld LLP, counsel for the Company.

Very truly yours,

By:	/s/ William H. Hayes
Name: William H. Hayes Title: Senior Vice President – Finance, Secretary and Chief Financial Officer